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SEC FILE NUMBER
8-66849

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: N4 Financial, Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

809 Laurel St. Unit 952
(No. and Street)

San Carlos	CA	94070
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Rogers	(650) 464-7272	rogers@n4financial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Rogers _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of N4 Financial, Inc _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



**PLEASE SEE ATTACHED
ACKNOWLEDGEMENT/JURAT
FROM NOTARY PUBLIC**

Signature: _____

Title: CEO _____

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo

On February 14, 2023 before me, Helen Sutherland, Notary Public personally appeared Mark Rogers who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Helen Sutherland **(Seal)**

Name Helen Sutherland

HELEN SUTHERLAND
COMM. # 2363802
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
Comm. Exp. JULY 27, 2025

N4 FINANCIAL, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM REPORT

DECEMBER 31, 2022

N4 FINANCIAL, INC.

CONTENTS

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
N4 Financial, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of N4 Financial, Inc as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2022, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of N4 Financial, Inc as of December 31, 2022 and the results of its operations and its cash flows for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of N4 Financial, Inc's management. Our responsibility is to express an opinion on N4 Financial, Inc financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to N4 Financial, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of N4 Financial, Inc financial statements. The supplemental information is the responsibility of N4 Financial, Inc management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as N4 Financial, Inc's auditor since 2022.

Sugar Land, Texas

February 14, 2023

1

N4 FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

Assets		
Cash and cash equivalents	$	232,470
Prepaid expenses		376
Total assets	$	232,846
Liabilities and stockholders' equity		
Liabilities		
Accounts Payable	$	300
Other liabilities		6,250
Total liabilities		6,550
Stockholders' equity		
Common stock (no par value, 100 shares issued and outstanding)		100
Paid in capital		174,900
Retained earnings		51,296
Total stockholders' equity		226,296
Total liabilities and stockholders' equity	$	232,846

See accompanying notes to financial statements.

N4 FINANCIAL, INC.

STATEMENT OF OPERATIONS

Year ended December 31, 2022	
Income	
Placement Fees	$ 262,500
Total income	262,500
Expenses	
Registered Representative Compensation	$ 232,750
Professional fees	9,600
Regulatory fees	2,660
Internet	2,220
Insurance	656
Other operating expenses	40
Total expenses	247,926
Income (loss) before interest and income taxes	14,574
Interest income	86
Net Income (Loss)	$ 14,660

See accompanying notes to financial statements.

N4 FINANCIAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2022

	Common Stock	Paid in Capital	Retained Earnings	Total
Stockholders' equity, beginning of year	$ 100	$ 174,900	$ 36,636	$ 211,636
Capital contributions	-	-	-	-
Capital withdrawals	-	-	-	-
Net income (loss)	-	-	14,660	14,660
Stockholders' equity, end of year	$ 100	$ 174,900	$ 51,296	$ 226,296

See accompanying notes to financial statements.

N4 FINANCIAL, INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2022		
Cash flows from operating activities		
Net Income (Loss)	$	14,660
Adjustments to reconcile net income to net cash provided by (used) by operating activities:		
(Increase) decrease in:		
Prepaid expenses		80
Other liabilities		(450)
Net cash provided (used) by operating activities		14,290
Net change in cash and cash equivalents		14,290
Cash and cash equivalents, beginning of year		218,180
Cash and cash equivalents, end of year	$	232,470

See accompanying notes to financial statements.

N4 Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of operations and summary of significant accounting policies

Nature of Operations

N4 Financial, Inc. (the "Company"), a California corporation, is a private placement and introducing broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company generates Placement Fees from select institutional funds. The Company derives execution and referral fees from a limited number of institutional clients.

Government and other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Investment Income

Interest is recognized on the accrual basis.

Income Taxes

The Company's Parent files a consolidated income tax return in which the Company is included as a fully owned subsidiary. Therefore, the Company is not required to make an income tax provision. As of December 31, 2022, the Company's Parent federal and state tax returns generally remain open for the last three years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Revenue Recognition

Revenue from contracts with customers includes placement agent fees which are success-based fees for capital that is raised by N4 Financial and received by the fund or client. The recognition and measurement of revenue is based on the funds actual receipt of the capital. Placement agent fees are recognized when earned. Costs connected with placement agent services are expensed as incurred.

N4 Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

---

3. Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2022, the Company's net capital was $225,920 which exceeded the requirement by $220,920.

4. Commitment and Contingencies

The company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or future obligation.

5. Related party transactions

The Company has an Expense Sharing Agreement with Synthym, Inc., its parent company. During 2022 the shared expenses included in the Statement of Operations were $5,860.

6. Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition if such financial institutions and does not anticipate any losses from these counterparties.

7. Exemption from Rule 15c3-3

The Company will operate under and has claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the Customer Protection Rule). The Company will clear all transactions on a fully-disclosed basis through its clearing firm. The Company will not hold customer funds or safekeep customer securities. And The Company is also filing this Exemption Report because with respect to its private placement activities, the Firm will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34- 70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts (as defined in Rule 15c3-3).

6. Subsequent events

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm Report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

N4 FINANCIAL, INC.

SUPPLEMENTAL INFORMATION

Year ended December 31, 2022


Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission


Net capital:		
Total Stockholders' Equity qualified for net capital	$	226,296
Less: Non allowable assets		(376)
Net capital		225,920
Haircut		-
Adjusted net capital		225,920
Net minimum capital requirement of 6.67% of aggregate indebtedness of $7,000 or $5,000 whichever is greater		5,000
Excess net capital	$	220,920


Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)


Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2022	$	220,920
No Reconciling Differneces		-
Net capital per above computation	$	220,920

N4 FINANCIAL, INC.

SUPPLEMENTAL INFORMATION

Year ended December 31, 2022

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
N4 Financial, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which N4 Financial, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) Private placements of securities; (2) Hedge fund and corporate advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.N4 Financial, Inc's management is responsible for compliance with the exemption compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about N4 Financial, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

2/14/2022

10



N4 Financial Inc.

Exemption Report

N4 Financial, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) Private placements of securities; (2) Hedge fund and corporate advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

N4 Financial, Inc.

I, Mark Rogers, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO

January 24, 2023